SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of  February 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VCP is rated Investment Grade by S&P

SAO PAULO Feb. 9, 2006-- VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers of Latin America, announced today that Standard & Poor’s Ratings Services (S&P) assigned its ‘BBB-’ foreign and local currency global scale corporate credit ratings to VCP, an investment grade rating category. The outlook is stable.

          According to S&P the ratings are supported by VCP’s low cost position; its diversified product mix and leading position in the domestic paper market; its financial profile in accordance with its rating category, characterized by strong profitability and favorable debt amortization profile, moderate financial policies; and its strong commitment from the Votorantim Group (also rated investment grade BBB-/Stable) to the business.

          According to S&P the outlook is stable for VCP which reflects the assumptions that VCP will improve its financial performance by 2006 based on the recovery of domestic paper sector; will continue to adopt a prudent financial policy, presenting comfortable levels of cash holdings; and will start to show debt de-leverage at the same pace of its debt amortization.

          “This is a major accomplishment for VCP that continues to work hard to maintain its high performance standards and is strongly committed with sustainability. With the investment grade, a rating above the sovereign foreign currency rating of Brazil, we will be able to reduce our cost of capital even more through lower financing costs and improved perception of VCP’s risk”, said VCP’s CFO Valdir Roque.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 02/09/2006

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer